SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France

(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

Press release dated September 19, 2002, announcing the signature of an EPIC contract for a subsea production system.

BOUYGUES OFFSHORE
PRESS RELEASE

New EPIC Contract in Libya

Montigny-le Bretonneux, France – September 19, 2002 - Bouygues Offshore (NYSE: BWG – Paris: BOS.PA) announces the signature of an EPIC contract for asubsea production system, offshore Libya with Agip Gas BV - Libyan Branch, a Company operating on behalf of the Libyan National Oil Corporation and Agip North Africa BV, of ENI.

To perform this contract, Bouygues Offshore has entered a Joint-Venture with Doris Engineering.

The total amount of the contract is valued at EUR 133 million. The Joint-Venture's share amounts to EUR 72 million.

The project consists of engineering, procurement, construction, transportation installation and commissioning support for the subsea production system, which will be installed in a water depth of 190 meters.

The system comprises two six-slots templates/manifolfds and the control umbilical.

Project implementation is expected to take 30 months. It will comprise separate offshore campaigns for the installation of the Templates (December 2002), and the Protective Structure and Manifolds (December 2003).

The project is part of the overall development of the Western Libya Gas Project in Block NC 41C offshore Libya.

The new contract consolidates Bouygues Offshore's in Libya, as well as its ability to participate in future developments in the country. In addition, it confirms the Company's commitment to expanding in the North Africa/Middle East region.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: September 19, 2002

By:____________________________
Name: Mireille Arvier
Title: Chief Financial Officer